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February 5, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sarah Sidwell
Asia Timmons-Pierce

Re:	SRIVARU Holding Limited
Draft Registration Statement on Form F-1
Submitted on December 22, 2023
CIK 0001973368
SEC Comment Letter dated January 16, 2024

Dear Mmes. Sidwell and Timmons-Pierce:

On behalf of SRIVARU Holding Limited (“SRIVARU”, the “Registrant” or the “Company”), we are submitting via EDGAR for review by the Securities and Exchange Commission (the “Commission”) this response letter and the accompanying Registration Statement on Form S-1 (including certain exhibits) (the “Registration Statement”) to the Registrant’s above-referenced Draft Registration Statement on Form F-1 (the “DRS”). This letter and the Registration Statement reflect the Registrant’s respectful acknowledgement and response to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated January 16, 2024 (the “Comment Letter”), and certain other updated information. For your convenience, the Registrant is providing to the Staff a supplemental typeset copy of the Registration Statement marked to indicate the changes from the DRS that was submitted on December 22, 2023.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrant are shown below each comment. All references to page numbers in the Registrant’s responses are to the page numbers in the Registration Statement.

Mrs. Sarah Sidwell and Mrs. Asia Timmons-Pierce

Securities and Exchange Commission

February 5, 2024

Draft Registration Statement on Form F-1 submitted on December 22, 2023

General

1.	Revise your prospectus to disclose the price that each selling securityholder paid for the shares being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: We have updated the Registration Statement to include this requested disclosure.

2.	Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

●	We note the references throughout the registration statement to “this F-4”.
●	You state on page 11 that you “expect” to start commercial production of the Prana Grand in the “second half of 2023.” Update this statement to reflect the current status of the project.
●	We note references to “DTC determines prior to the completion of the Business Combination.”
●	We note references to “Certain Unaudited Prospective Financial Information.”

Response: We have reviewed and revised the Registration Statement to update disclosure for these particular concerns and generally.

3.	Please update your beneficial ownership information on page 90.

Response: The beneficial ownership information on page 90 has been updated.

Cover Page

4.	For each of the shares being registered for resale, disclose the price that the selling securityholders paid for such shares.

Response: We have updated the cover page of the Registration Statement to reflect this disclosure.

Risk Factors, page 10

5.	Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also, if applicable, disclose that even though the current trading price is at or significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: We have added a risk factor including this disclosure to the Registration Statement.

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Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Mrs. Sarah Sidwell and Mrs. Asia Timmons-Pierce

Securities and Exchange Commission

February 5, 2024

We hope that the foregoing has been helpful to the Staff’s understanding of SRIVARU’s disclosure and that the disclosure modifications in Registration Statement are satisfactory to the Staff. If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 318-3168.

Very Truly Yours

By:	/s/ Rajiv Khanna
Rajiv Khanna

cc:	Mohanraj Ramasamy (SRIVARU Holding Limited)
Lee McIntyre (Norton Rose Fulbright US LLP)

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.